UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 1-1169
MPB CORPORATION EMPLOYEES’ SAVINGS PLAN
(Full title of the Plan)
THE TIMKEN COMPANY, 1835 Dueber Avenue, S.W., Canton, Ohio 44706
(Name of issuer of the securities held pursuant to the Plan
and the address of its principal executive office)

A u d i t e d   F i n a n c i a l   S t a t e m e n t s   a n d
S u p p l e m e n t a l  S c h e d u l e s
MPB Corporation Employees’ Savings Plan
December 31, 2006 and 2005, and Year Ended December 31, 2006
With Report of Independent Registered Public Accounting Firm

MPB Corporation Employees’ Savings Plan
Audited Financial Statements and Supplemental Schedules
December 31, 2006 and 2005, and
Year Ended December 31, 2006

Report of Independent Registered Public Accounting Firm
The Timken Company, Administrator of the MPB
   Corporation Employees’ Savings Plan
We have audited the accompanying statements of net assets available for benefits of the MPB Corporation Employees’ Savings Plan as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of delinquent participant contributions and assets (held at end of year) as of December 31, 2006, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Cleveland, Ohio
June 22, 2007

MPB Corporation Employees’ Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2006	2005

Assets
Investments, at fair value:
Interest in The Master Trust Agreement for The Timken Company Defined Contribution Plans	$59,021,627	$51,158,344
Participant notes receivable	1,887,802	1,499,109

Total investments, at fair value	60,909,429	52,657,453

Receivables:
Contribution receivable from participants	252,528	267,492
Contribution receivable from MPB Corporation	257,108	239,558

Total receivables	509,636	507,050

Net assets available for benefits at fair value	61,419,065	53,164,503

Adjustment from fair value to contract value for interest in The Master Trust Agreement for The Timken Company Defined Contributions Plans relating to fully benefit-responsive investment contracts	116,871	94,355

Net assets available for benefits	$61,535,936	$53,258,858

See accompanying notes.

MPB Corporation Employees’ Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2006

Additions
Investment income:
Net investment gain from The Master Trust Agreement for The Timken Company Defined Contribution Plans	$4,133,759
Interest	123,785

4,257,544

Participant rollovers	686,896

Contributions:
Participants	3,662,125
MPB Corporation	2,554,815

6,216,940

Total additions	11,161,380

Deductions
Benefits paid directly to participants	2,832,227
Administrative expenses	52,075

Total deductions	2,884,302

Net increase	8,277,078

Net assets available for benefits:
Beginning of year	53,258,858

End of year	$61,535,936

See accompanying notes.

MPB Corporation Employees’ Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005, and
Year Ended December 31, 2006
1. Description of the Plan
The following description of the MPB Corporation Employees’ Savings Plan (the Plan) provides only general information. Participants should refer to their Total Rewards handbook (Summary Plan Description) for a more complete description of the Plan’s provisions.
General
MPB Corporation (the Company) is a subsidiary of The Timken Company. The Timken Company is the Plan Administrator. The Plan is a defined contribution plan covering substantially all domestic employees of MPB Corporation including employees of Timken Alcor Aerospace Technologies, Inc. and Bearing Inspection, Inc. Employees of the Company become eligible to participate the first of the month coincident with or next following the completion of one full calendar month of full-time service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Contributions
Under the provisions of the Plan, participants may contribute up to 20% of compensation, as defined in the Plan, subject to Internal Revenue Service (IRS) limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company matches employee contributions “Company Matching Contributions,” at an amount equal to 100% of the first 3% of the participant’s gross earnings and 50% of the excess of 3% up to the next 3% of the participant’s gross earnings.
The Plan provides for quarterly “Core Contributions” by the Company for employees, except for those employees who did not have five years of Credited Service or 50 points (in Credited Service and age) as of December 31, 2003. This contribution is based on the participant’s full years of service and age as of December 31 of the previous calendar year. Contribution amounts range from 1.0% to 4.5%. Employees of Timken Alcor Aerospace Technologies, Inc. and Bearing Inspection, Inc. are not eligible to receive Core Contributions.

MPB Corporation Employees’ Savings Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Upon enrollment, a participant must direct the percentage of their contribution to be invested in each fund in increments of 1%. Company Matching Contributions are made in common stock of The Timken Company. Participants are not allowed to direct the investment of the Company Matching Contributions made in Timken common shares until January 1, following three calendar years after the Company Matching Contribution was made, reaching the age of 55 or 30 years of service, or following retirement. Core Contributions are invested based on the participant’s investment election. Participants have access to their account information and the ability to make account transfers and contribution changes daily through an automated telecommunications system and through the Internet.
Participants may elect to have their vested dividends in the Timken Company Common Stock Fund distributed to them in cash rather than automatically reinvested in Timken common shares.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Participants are immediately vested in their contributions and Company Matching Contributions, plus actual earnings thereon. Vesting in the Core Contribution portion of their accounts plus actual earnings thereon occurs after three years of service.
Participant Notes Receivable
Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms cannot exceed five years, except loans made for purchasing a primary residence cannot exceed 30 years. The loans are secured by the vested balance in the participant’s account and bear interest at an interest rate of 1% in excess of the prime rate, as published each business day in the Wall Street Journal. Principal and interest are paid ratably through payroll deductions.

MPB Corporation Employees’ Savings Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Payment of Benefits
On termination of service, a participant may receive a lump-sum amount equal to the vested balance of their account or elect to receive installment payments of their vested assets over a period of time not to exceed their life expectancy. If a participant’s vested account balance is greater than $1,000, they may leave their vested assets in the Plan until age 70 1/2.
Plan Termination
Although it has not expressed any interest to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the Trustee shall distribute to each participant the amount standing to their credit in their separate account.
2. Accounting Policies
Basis of Accounting
The financial statements have been prepared on the accrual basis of accounting.
New Accounting Pronouncement
In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP defines the circumstances in which an investment contract is considered fully benefit-responsive and provides certain reporting and disclosure requirements for fully benefit-responsive investment contracts in defined contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006, and are required to be applied retroactively to all prior periods presented for comparative purposes. The Plan has adopted the provisions of the FSP at December 31, 2006.

MPB Corporation Employees’ Savings Plan
Notes to Financial Statements (continued)
2. Accounting Policies (continued)
As required by the FSP, investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit-responsive investment contracts recognized at fair value. AICPA Statement of Position 94-4-1, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans, as amended, requires fully benefit-responsive investment contracts to be reported at fair value in the Plan’s Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value. The requirements of the FSP have been applied retroactively to the Statement of Net Assets Available for Benefits as of December 31, 2005, presented for comparative purposes.
Adoption of the FSP had no effect on the Statement of Changes in Net Assets Available for Benefits for any period presented.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value and are invested in The Master Trust Agreement for The Timken Company Defined Contribution Plans (Master Trust), which was established for the investment of assets of the Plan and the seven other defined contribution plans sponsored by The Timken Company. The fair value of the Plan’s interest in the Master Trust is based on the value of the Plan’s interest in the fund plus actual contributions and allocated investment income (loss) less actual distributions.
The Plan’s trustee, JP Morgan (Trustee), maintains a collective investment trust of Timken common shares in which The Timken Company’s defined contribution plans participate on a unit basis. Timken common shares are traded on a national securities exchange and participation units in The Timken Company Common Stock Fund are valued at the last reported sales price on the last business day of the plan year. The valuation per unit of The Timken Company Common Stock Fund was $16.20 and $17.79 at December 31, 2006 and 2005, respectively.
Investments in registered investment companies and common collective funds are valued at the redemption value of units held at year-end. Participant loans are valued at cost, which approximates fair value. The fair value of investment contracts is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.
Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

MPB Corporation Employees’ Savings Plan
Notes to Financial Statements (continued)
2. Accounting Policies (continued)
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
3. Investments
The Trustee holds all the Plan’s investment assets and executes investment transactions. All investment assets of the Plan, except for participant loans, are pooled for investment purposes in the Master Trust.
The following table presents a summary of the investments of the Master Trust as of December 31:

	2006	2005

Investments, at fair value as determined by quoted market price:
The Timken Company Common Stock Fund	$328,532,326	$371,273,167
Registered investment companies	276,803,386	204,247,230
Common collective funds	277,910,070	251,476,932

	883,245,782	826,997,329

Investment contracts, at fair value	145,405,625	127,627,313
Adjustment from fair value to contract value	1,818,969	1,338,233

Investment contracts, at contract value	147,224,594	128,965,546

	$1,030,470,376	$955,962,875

At December 31, 2006, The Timken Company Common Stock Fund consisted of 20,281,150 units of the Company’s common stock. The Plan’s interest in the Master Trust was 5.74% as of December 31, 2006.
Investment income relating to the Master Trust is allocated to the individual plans based upon the average balance invested by each plan in each of the individual funds of the Master Trust. Investment income for the Master Trust is as follows:

MPB Corporation Employees’ Savings Plan
Notes to Financial Statements (continued)
3. Investments (continued)

	Year Ended December 31,
	2006	2005

Net (depreciation) appreciation in fair value of investments determined by quoted market price:
The Timken Company Common Stock Fund	$(29,486,575)	$62,912,449
Registered investment companies	19,973,017	15,627,808
Common collective funds	37,607,507	17,964,100

	28,093,949	96,504,357
Net appreciation in investment contracts	4,447,290	4,206,220
Interest and dividends	19,254,001	11,134,434

Total Master Trust	$51,795,240	$111,845,011

4. Non-Participant-Directed Investments
Information about the net assets and the significant components of changes in net assets related to non-participant-directed investments is as follows:

	December 31,
	2006	2005

Investments, at fair value:
Interest in Master Trust related to The Timken Company Common Stock Fund	$11,100,235	$10,483,964
Receivables:
Participant and Company contribution receivable	148,600	157,432

	$11,248,835	$10,641,396

MPB Corporation Employees’ Savings Plan
Notes to Financial Statements (continued)
4. Non-Participant-Directed Investments (continued)

Year Ended
December 31,
2006
Change in net assets:
Net depreciation in fair value of investments	$(1,033,589)
Dividends	215,998
Participant and Company contributions	2,306,007
Benefits paid directly to participants	(463,820)
Expenses	(12,921)
Transfers to participant-directed accounts	(404,236)

$607,439

5. Investment Contracts
Investment contracts consist of a global wrap structure, or Stable Value Fund, with three fully benefit-responsive wrap contracts. The Stable Value Fund provides principal preservation plus accrued interest through fully benefit-responsive wrap contracts issued by a third party which are backed by underlying assets owned by the Master Trust. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.
As described in Note 2, because the investment contracts are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the investment contracts. Contract value represents contributions made under the contracts, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

MPB Corporation Employees’ Savings Plan
Notes to Financial Statements (continued)
5. Investment Contracts (continued)
There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rates for the wrap contracts are calculated on a quarterly basis (or more frequently if necessary) using contract value, market value of the underlying fixed income portfolio, the yield of the portfolio, and the duration of the index, but cannot be less than zero.
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

December 31, 2006

Net assets available for benefits per the financial statements	$61,535,936
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(116,871)

Net assets available for benefits per the Form 5500	$61,419,065

The following is a reconciliation of investment income per the financial statements to the Form 5500:

December 31, 2006

Total investment income per the financial statements	$4,133,759
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(116,871)

Total investment income per the Form 5500	$4,016,888

The fully benefit-responsive investment contracts have been adjusted from fair value to contract value for purposes of the financial statements. For purposes of the Form 5500, the investment contracts will be stated at fair value.
6. Risks and Uncertainties
The Master Trust invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

MPB Corporation Employees’ Savings Plan
Notes to Financial Statements (continued)
7. Income Tax Status
The Plan has received a determination letter from the IRS dated March 27, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.
8. Related-Party Transactions
Related-party transactions included the investments in the common stock of The Timken Company and the investment funds of the Trustee. Such transactions are exempt from being prohibited transactions.
The following is a summary of transactions in Timken common shares with the Master Trust for the year ended December 31, 2006:

	Shares	Dollars

Purchased	1,912,796	$33,336,551
Issued to participants for payment of benefits	82,802	935,591
Dividends received	404,143	6,948,308
Benefits paid to participants include payments in Timken common shares valued at quoted market prices at the date of distribution.
Certain legal and accounting fees and certain administrative expenses relating to the maintenance of participant records are paid by The Timken Company. Fees paid during the year for services rendered by parties in interest were based on customary and reasonable rates for such services.

Supplemental Schedules

MPB Corporation Employees’ Savings Plan
EIN #22-2134993 Plan #010
Schedule H, Line 4a – Schedule of Delinquent Participant Contributions
December 31, 2006

Total That Constitute
Participant Contributions	Nonexempt Prohibited
Transferred Late to Plan	Transactions
$3,139	$3,139

MPB Corporation Employees’ Savings Plan
EIN #22-2134993 Plan #010
Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)
December 31, 2006

	Description of Investment,
	Including Maturity Date,
Identity of Issue, Borrower,	Rate of Interest, Collateral,	Current
Lessor, or Similar Party	Par, or Maturity Value	Value
Participant notes receivable*	Interest rates ranging from 5.0% to 10.5% with various maturity dates	$1,887,802

*Indicates party in interest to the Plan.

SIGNATURES
   The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MPB CORPORATION EMPLOYEES’ SAVINGS PLAN

Date: June 27, 2007	By:	/s/ Scott A. Scherff
Scott A. Scherff
Assistant Secretary